

Mail Stop 3720

March 30, 2010

<u>Via U.S. Mail and Fax</u>
Mr. Bruce Widener
Chief Executive Officer
Beacon Enterprise Solutions Group, Inc
1311 Herr Lane, Suite 205
Louisville, KY 40222

      RE: Beacon Enterprise Solutions Group, Inc
              Form 10-K for the fiscal year ended September 30, 2009
              Filed December 29, 2009
              File No. 000-31355

Dear Mr. Widener:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director